Filed Pursuant to Rule 433

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012,

Prospectus Supplement dated March 30, 2012 and

Product Supplement MITTS-5 dated August 8, 2012)

Subject to Completion

Preliminary Term Sheet dated February 28, 2014

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-13 of product supplement MITTS-5.

The initial estimated value of the notes as of the pricing date is expected to be between $9.25 and $9.75 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.25	$
Proceeds, before expenses, to BAC	$9.75	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March     , 2014

Units $10 principal amount per unit CUSIP No. Bank of America
Pricing Date* March    , 2014
Settlement Date* April    , 2014
Maturity Date* April    , 2020
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)
Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return Maturity of approximately six years 100% participation in increases in the Index, subject to a capped return of [50% to 60%] If the Index decreases, payment at maturity will be the principal amount All payments occur at maturity and are subject to the credit risk of Bank of America Corporation No periodic interest payments Limited secondary market liquidity, with no exchange listing Market Downside Protection

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April     , 2020 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including the repayment of principal, will be subject to the credit risk of BAC. The notes provide you with 100% participation in increases in the Market Measure, which is the Dow Jones-UBS Commodity IndexSM - Excess Return (the “Index”), subject to a cap. If the Index decreases, you will only receive the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately six years
Market Measure:	The Dow Jones-UBS Commodity IndexSM - Excess Return (Bloomberg symbol: “DJUBS”).
Starting Value:	The closing level of the Market Measure on the pricing date subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as described on page S-42 of product supplement MITTS-5
Ending Value:

The closing level of the Market Measure on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page S-31 of product supplement MITTS-5.

Base Value:	$10.00 per unit
Minimum Redemption Amount:	$10.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	100%
Capped Value:	[$15.00 to $16.00] per unit of the notes, which represents a return of [50% to 60%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date
Fees and Charges:	The underwriting discount of $0.25 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Market Index Target-Term Securities®	TS-2

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement MITTS-5 dated August 8, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512344346/d393576d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-5. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be zero if the Index does not increase from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek a guaranteed return beyond the Minimum Redemption Amount.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market Index Target-Term Securities®	TS-3

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 per unit and a Capped Value of $15.50, the midpoint of the Capped Value range of [$15.00 to $16.00]. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the commodities or futures contracts included in, or tracked by, the Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 per unit, a Capped Value of $15.50 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$10.00		0.00%
70.00		-30.00%	$10.00		0.00%
80.00		-20.00%	$10.00		0.00%
90.00		-10.00%	$10.00		0.00%
95.00		-5.00%	$10.00		0.00%
100.00	(1)	0.00%	$10.00	(2)	0.00%
105.00		5.00%	$10.50		5.00%
110.00		10.00%	$11.00		10.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$15.50	(3)	55.00%
170.00		70.00%	$15.50		55.00%
180.00		80.00%	$15.50		55.00%
190.00		90.00%	$15.50		55.00%
200.00		100.00%	$15.50		55.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Market Index Target-Term Securities®	TS-4

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90, or 90% of the Starting Value:

Starting Value:	100
Ending Value:	90

$10 –	[	$10 ×	(100 – 90)	]	= $9.00 Redemption Amount per unit, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $10.00 per unit.
100

Example 2

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 100% ×	(130 – 100)	]	= $13.00 Redemption Amount per unit
100

Example 3

The Ending Value is 180, or 180% of the Starting Value:

Starting Value:	100
Ending Value:	180

$10 +	[	$10 × 100% ×	(180 – 100)	]	= $18.00 Redemption Amount per unit, however because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $15.50 per unit.
100

Market Index Target-Term Securities®	TS-5

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-5, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, you may not earn a return on your investment.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-15. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in components included in the Index) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the U.S. federal income tax consequences of investing in the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-5.

Market Index Target-Term Securities®	TS-6

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities, (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index and not to the spot prices of the Index Commodities. An investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

Trading and other transactions by UBS AG (“UBS AG”), UBS Securities LLC (“UBS Securities”), and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS AG, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS AG, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index Commodities or are linked to the performance of the Index. Certain of UBS AG’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and S&P Dow Jones Indices LLC (including its subsidiaries, “S&P Dow Jones Indices”) and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index Components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS AG, UBS Securities, S&P Dow Jones Indices, Dow Jones Trademark Holdings, LLC (“Dow Jones”), or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the notes into consideration at any time.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. S&P Dow Jones Indices and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

Market Index Target-Term Securities®	TS-7

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

The notes are linked to the Dow Jones-UBS Commodities IndexSM – Excess Return and not the Dow Jones-UBS Commodities IndexSM – Total Return.

The Dow Jones-UBS Commodities IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodities IndexSM – Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodities IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three–month U.S. Treasury bills. Because the notes are linked to the Dow Jones-UBS Commodities IndexSM – Excess Return and not the Dow Jones-UBS Commodities IndexSM – Total Return, the Redemption Amount will not reflect this total return feature.

Market Index Target-Term Securities®	TS-8

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of S&P Dow Jones Indices and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of S&P Dow Jones Indices and UBS Securities. S&P Dow Jones Indices and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS AG discontinuing publication of the Index are discussed in the section of product supplement MITTS-5 beginning on page S-50 entitled “Description of MITTS—Discontinuance of a Non-Exchange Traded Fund-Based Market Measure – Equity- Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index is a proprietary index that is designed to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. The 24 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat, and zinc. The 20 commodities selected for 2013 (the “Index Commodities”) are as follows: aluminum, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat, and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, lead, tin, nickel and zinc, which trade on the London Metals Exchange (the “LME”), and Brent Crude Oil, which trades on the ICE. The designated futures contracts for the Index Commodities (the “Designated Contracts”) are set forth below in the section entitled “—Designated Contracts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by S&P Dow Jones Indices and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for those Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

One or more Designated Contracts is selected by UBS Securities as the reference contract for each Index Commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. It is possible that UBS Securities will in the future select more than one Designated Contract for additional commodities or may select Designated Contracts that are traded outside of the United States or in currencies other than U.S. dollars. Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a

Market Index Target-Term Securities®	TS-9

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the Chicago Mercantile Exchange (“CME”), the Commodities Exchange (the “COMEX”), the ICE, the Kansas City Board of Trade (the “KCBOT”), the LME, the New York Board of Trade (“NYBOT”), and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	4.42%	LME	25 metric tons
Brent Crude Oil	Brent Crude Oil $/barrel	6.33%	ICE	1,000 barrels
Coffee	Coffee “C” cents/pound	2.45%	NYBOT	37,500 lbs
Copper(2)	Copper cents/pound	7.05%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.24%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	1.58%	NYBOT	50,000 lbs
Gas Oil	Gas Oil $/metric ton		ICE	100 metric tons
Gold	Gold $/troy oz.	11.48%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.74%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.05%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.32%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	10.80%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.10%	LME	6 metric tons
Silver	Silver cents/troy oz.	3.95%	COMEX	5,000 troy oz.
Soybean Meal	Soybean Meal $/short ton	2.71%	CBOT	100 short tons
Soybean Oil	Soybean Oil cents/pound	2.77%	CBOT	60,000 lbs
Soybeans	Soybeans cents/bushel	5.64%	CBOT	5,000 bushels
Sugar	World Sugar No. 11 cents/pound	3.78%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.50%	NYMEX	42,000 gallons
Wheat (Chicago)	Soft Wheat cents/bushel	3.04%	CBOT	5,000 bushels
Wheat (Kansas)	Hard Red Winter Wheat cents/bushel	1.14%	KCBOT	5,000 bushels
WTI Crude Oil	Light, Sweet Crude Oil $/barrel	8.71%	NYMEX	1,000 barrels
Zinc	Special High Grade Zinc $/metric ton	2.20%	LME	25 metric tons

(1)	Reflects the approximate weightings as of January 31, 2014 of the twenty commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data for purpose of Index calculation.

Market Index Target-Term Securities®	TS-10

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of January 31, 2014 are as follows:

Commodity Group	Commodities	As of January 31, 2014(1)
Agriculture	Cocoa	30.36%
	Coffee Corn
	Cotton
	Soybean Meal Soybean Oil Soybeans
	Sugar
	Wheat (Chicago and Kansas)
Energy	Crude Oil (WTI and Brent)	33.07%
	Heating Oil
	Natural Gas
	Unleaded Gasoline (RBOB)
Industrial Metals	Aluminum	15.77%
	Copper Lead
	Nickel Tin
	Zinc
Livestock	Lean Hogs	5.37%
Precious Metals	Gold	15.43%
	Silver

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2014, as well as their respective Commodity Index Multipliers for 2014:

Index Commodity	2014 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.105848960
Brent Crude Oil	2.421955210
Coffee	78.738989360
Copper	88.944397460
Corn	67.223649580
Cotton	74.189976830
Gold	0.373277670
Heating Oil	50.311375680
Lean Hogs	87.129747180

Market Index Target-Term Securities®	TS-11

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Index Commodity	2014 Commodity Dow Jones-UBS Commodity Index Multiplier
Live Cattle	95.380779270
Natural Gas	88.099953970
Nickel	0.006052970
Silver	8.329415570
Soybean Meal	0.256738560
Soybean Oil	296.972905350
Soybeans	17.727620020
Sugar	980.292205900
Unleaded Gasoline	53.557178490
Wheat (Chicago)	22.069554500
Wheat (Kansas)	7.492468870
WTI Crude Oil	3.600079580
Zinc	0.045017410

Index Supervisory and Advisory Committees

S&P Dow Jones Indices and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by S&P Dow Jones Indices, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The composition of the Index will be rebalanced each year by UBS Securities under the supervision of the Supervisory Committee, and such determination will be approved by the Supervisory in consultation with the Advisory Committees. Once approved by the Supervisory Committee, the new composition of the Index is publicly announced, and takes effect in the month of January immediately following that announcement.

For each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each Designated Contract is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of that contract, and dividing the result by the sum of the products for all Designated Contracts. The CPP is determined for each Designated Contract by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied annually:

▪	No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Index;

▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index;

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index; and

▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index, as liquidity allows.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Market Index Target-Term Securities®	TS-12

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Designated Contract. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the Designated Contracts for such day to create the Commodity Index Multiplier (the “CIM”) for each of the Designated Contracts. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by S&P Dow Jones Indices, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Designated Contracts (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Designated Contracts are multiplied by the prices for those contracts. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through January 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 24, 2014, the closing level of the Index was 133.8928.

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC and UBS Securities, and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones. “UBS” is a registered trademark of UBS AG. S&P is a registered trademark of Standard & Poor’s Financial Services LLC.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCI, which is determined, composed and calculated by Dow Jones Opco in conjunction with UBS Securities without regard to us, MLPF&S or the notes. Dow Jones, UBS Securities and Dow Jones Opco have no obligation to take our needs or the needs of MLPF&S or the holders of the notes into consideration in determining, composing or

Market Index Target-Term Securities®	TS-13

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

calculating DJ-UBSCI. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the notes, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Licensee, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity Index and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index and the notes.

This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones-UBS Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index components in connection with the notes. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, DOW JONES OPCO AND MLPF&S, OTHER THAN UBS AG AND THE LICENSORS OF DOW JONES OPCO.

Market Index Target-Term Securities®	TS-14

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $0.30 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit Original Offering Price. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to MITTS” beginning on page S-13 and “Use of Proceeds” on page S-28 of product supplement MITTS-5.

Market Index Target-Term Securities®	TS-15

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

•	Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule” with respect to a note without regard to cash, if any, received on the notes.

•	The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 2.7174% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on April 3, 2014 and were scheduled to mature on April 3, 2020. This tax accrual table is based upon a hypothetical projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $11.7580 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
April 3, 2014 to December 31, 2014	$0.2032	$0.2032
January 1, 2015 to December 31, 2015	$0.2791	$0.4823
January 1, 2016 to December 31, 2016	$0.2868	$0.7691
January 1, 2017 to December 31, 2017	$0.2946	$1.0637
January 1, 2018 to December 31, 2018	$0.3027	$1.3664
January 1, 2019 to December 31, 2019	$0.3109	$1.6773
January 1, 2020 to April 3, 2020	$0.0807	$1.7580

Hypothetical Projected Redemption Amount = $11.7580 per unit of the notes.

▪	Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

▪	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-5.

Market Index Target-Term Securities®	TS-16

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due April , 2020

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are our registered service marks.

Market Index Target-Term Securities®	TS-17